Filed by Nalco Holding Company
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company:  Nalco Holding Company
Commission File No.: 001-32342

On August 22, 2011, Nalco Holding Company (“Nalco”) made the following information about Ecolab Inc. (“Ecolab”) available to Nalco employees:

Cautionary Statements Regarding Forward-Looking Information

This communication contains certain statements relating to future events and our intentions, beliefs, expectations and predictions for the future which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Words or phrases such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “we believe,” “we expect,” “estimate,” “project,” “may,” “will,” “intend,” “plan,” “believe,” “target,” “forecast” (including the negative or variations thereof) or similar terminology used in connection with any discussion of future plans, actions or events generally identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding benefits of the merger, integration plans and expected synergies, the expected timing of completion of the merger, and anticipated future financial and operating performance and results, including estimates for growth. These statements are based on the current expectations of management of Nalco and Ecolab, as applicable. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. These risks and uncertainties include (i) the risk that the stockholders of Nalco may not adopt the merger agreement, (ii) the risk that the stockholders of Ecolab may not approve the issuance of Ecolab common stock to Nalco stockholders in the merger, (iii) the risk that the companies may be unable to obtain regulatory approvals required for the merger, or that required regulatory approvals may delay the merger or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the merger, (iv) the risk that the conditions to the closing of the merger may not be satisfied, (v) the risk that a material adverse change, event or occurrence may affect Nalco or Ecolab prior to the closing of the merger and may delay the merger or cause the companies to abandon the merger, (vi) the risk that an unsolicited offer by another company to acquire shares or assets of Nalco or Ecolab could interfere with or prevent the merger, (vii) problems that may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, (viii) the possibility that the merger may involve unexpected costs, unexpected liabilities or unexpected delays, (ix) the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies currently expect, (x) the risk that the businesses of the companies may suffer as a result of uncertainty surrounding the merger and (xi) the risk that disruptions from the transaction will harm relationships with customers, employees and suppliers.

Other unknown or unpredictable factors could also have material adverse effects on future results, performance or achievements of Nalco, Ecolab and the combined company. For a further discussion of these and other risks and uncertainties applicable to the respective businesses of Nalco and Ecolab, see the Annual Reports on Form 10-K of Nalco and Ecolab for the fiscal year ended December 31, 2010 and the companies’ other public filings with the Securities and Exchange Commission (the “SEC”). These risks, as well as other risks associated with the merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that Ecolab will file with the SEC in connection with the merger. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this communication may not occur. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Neither Nalco nor Ecolab undertakes, and each of them expressly disclaims, any duty to update any forward-looking statement whether as a result of new information, future events or changes in their respective expectations, except as required by law.

Additional Information and Where to Find it

Ecolab will file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Nalco and Ecolab that will also constitute a prospectus of Ecolab relating to the proposed transaction.  WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION about Nalco, Ecolab and the proposed merger. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, copies of the registration statement and joint proxy statement/prospectus (when they become available) may be obtained free of charge by accessing Nalco’s website at www.nalco.com by clicking on the “Investors” link and then clicking on the “SEC Filings” link or by writing Nalco at 1601 West Diehl Road, Naperville, Illinois 60563, Attention: Corporate Secretary or by accessing Ecolab’s website at www.ecolab.com by clicking on the “Investor” link and then clicking on the “SEC Filings” link or by writing Ecolab at 370 Wabasha Street North, Saint Paul, Minnesota, 55102, Attention: Corporate Secretary and security holders may also read and copy any reports, statements and other information filed by Nalco or Ecolab with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

Participants in the Merger Solicitation

Nalco, Ecolab and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Nalco’s directors and executive officers is available in its proxy statement filed with the SEC by Nalco on March 14, 2011 in connection with its 2011 annual meeting of shareholders, and information regarding Ecolab’s directors and executive officers is available in its proxy statement filed with the SEC by Ecolab on March 18, 2011 in connection with its 2011 annual meeting of shareholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement and joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Non-Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

WHO IS ECOLAB?

Ecolab was founded in 1923 by Merritt J. Osborn in St. Paul, MN, as Economics Laboratories reflecting its mission to save customers time, labor and money with “economic” solutions developed through “laboratory” research. The company’s first product was called Absorbit®, which cleans carpets on the spot and eliminates the need for hotels to shut down to be cleaned.

The following year, M.J. incorporates the company and acquires a non-sudsing cleaning compound from a chemistry student. He soon discovers that it works much better than ordinary soap in the mechanical dishwashers that restaurants are starting to use. Called Soilax®, this product sets the stage for EL’s warewashing expertise.

Early on, Economics Laboratories made its name by providing cleaning solutions for restaurant dishwashers. Their salespeople became experts at fixing and maintaining customers’ dishwashers, training kitchen employees, analyzing dish-handling procedures and recommending ways to minimize breakage.

Diversification and expansion continued through the years as Economics Laboratories began providing services to other industries and grew globally. They became leaders in cleaning, sanitization, food safety and infection prevention in many industries including foodservice, food and beverage processing, health care, and hospitality markets.

In 1968, the 20-story Osborn Building - today known as Ecolab Corporate Center - opened in downtown St. Paul, MN.

In 1986, Economics Laboratory Inc. changes its name to Ecolab Inc., providing a simple and unifying worldwide identification. That year, Ecolab is listed on the New York Stock Exchange, enhancing the company’s standing in the investment community and heightening interest of investors.

Ecolab’s Water Care Services Division was created in 1994 through multiple acquisitions to offer water treatment programs for boilers, cooling water and waste treatment systems to its existing customers. Today, Ecolab’s water treatment business accounts for $140 million of its $6 billion in sales.

BUSINESS UNITS
Institutional: Cleaning and sanitizing products, programs and services for the foodservice, hospitality, healthcare, education, lodging, military, government, long term care and cruise markets. Services provided include:
●	Warewashing
●	On-premise laundry
●	Housekeeping
●	Kitchen sanitation
●	Foodservice front-of-house
●	Health Department Intelligence Service
●	Hand and skin care
●	Floor care
●	Pool and spa
●	Water filtration
●	Air purity control

Kay: Cleaning and sanitizing products, services and training programs for quick service (QSR) restaurants, food retail markets and convenience stores. Ecolab provides brand protection and enhancement through premium, customized and industry-specific cleaning and sanitation programs that reduce labor costs while increasing sanitation levels, cleaning performance, employee and guest safety and equipment life; supported by employee training programs, ongoing research and development, dedicated field service, store-level electronic surveys and regulatory and technical support. Some of its core offerings include:
●	Pot and pan detergents and sanitizers
●	Degreasers
●	Floor cleaners
●	Restroom cleaners
●	Multi-surface and glass cleaners
●	Antimicrobial handsoaps
●	Oven, grill and toaster cleaners
●	Beverage equipment cleaners
●	Limescale removers
●	EPA-registered disinfectant
●	Freezer and cooler cleaners
●	Multi-use stain removers
●	Water filtration
●	Food rotation tools
●	Cleaning and sanitation tools

To reinforce proper cleaning and sanitizing procedures, Kay representatives conduct ongoing food safety training, as well as provide hygiene plans, wall charts, product application guides and language-free or multilingual instructional materials. Ecolab helps customers minimize food safety risks through training on:
●	Time and temperature control
●	Chemical handling procedures
●	Proper cleaning methods
●	Personal hygiene
●	Food safety certification

Pest Elimination: Science-based proprietary service protocols and advanced technologies for the detection, identification, elimination and prevention of pests in foodservice, hospitality, education, food manufacturing, food retail, healthcare and government markets. Services provided include:
●	Proactive, integrated programs that help prevent pest problems before they occur
●	Regular inspections and protection against the most common pests
●	Proprietary products, equipment and service protocols which reduce total environmental impact
●	Superior, discreet service delivery
●	On-site consultation
●	Educational tools
●	Training on implementing/maintaining best pest prevention practices

Food & Beverage: Cleaning and sanitizing products, equipment, systems and services for dairy, food, meat, poultry, beverage and brewery processors; fresh produce processors; dairy farms; and pharmaceutical and cosmetic manufacturers. Core offerings include:
●	Cleaning and sanitizing programs
●	Conveyor lubrication programs
●	Food tissue and process water antimicrobial programs
●	Commercial sterilants for aseptic packaging
●	Processing additives
●	Custom-designed dispensing and control systems
●	Animal care products for dairy livestock
●	Water and wastewater solutions

Healthcare: A comprehensive array of sustainable solutions targeted at healthcare facilities including acute care hospitals, ambulatory surgery centers, alternate care (emergency medical services, dental and veterinary services) centers and procedural-based clinics. Services provided include:
●	Hand hygiene
●	Environmental hygiene
●	Instrument reprocessing
●	Surgical equipment and patient drapes
●	Surgical room turnover
●	Surgical staff protection
●	Compounding pharmacy cleanroom contamination control

Equipment Care: Provides around-the-clock parts and service for commercial cooking, refrigeration and warewashing equipment. Ecolab sets itself apart by providing service and parts on a nationwide basis for all major brands of commercial kitchen equipment for restaurants, hotels, hospitals, nursing homes and long-term care facilities, school lunch facilities, higher education food centers, supermarkets and convenience stores. Services provided include repair, parts replacement and customized maintenance for commercial food equipment, including:
●	Fryer
●	Steam equipment
●	Ovens and conveyor ovens
●	Ranges
●	Dishwashers
●	Steamers
●	Grills
●	Kettles
●	Skillets
●	Food warmers
●	Filter machines
●	Refrigerators and freezers
●	Ice machines

Textile Care: Serves larger, more complex commercial laundry operations, which serve the textile rental, industrial, healthcare and hospitality markets. Ecolab’s customers process at least one million pounds of linen annually, with some plants processing up to 100 million pounds a year. These large-scale operations require products and dispensing systems designed specifically for their industrial-size machines and complex operations. This includes expert knowledge in water and energy optimization, advanced chemistry and expertise in finding sustainable operation-wide solutions.

Vehicle Care: Specializes in vehicle cleaning, protection and detailing products, programs and services — at a lower total cost and environmental impact — for conveyor, in-bay, self-service and detail car wash operations, as well as corporate-owned transportation fleets. Ecolab provides advanced technology chemistry, dispensing systems and focused merchandising protocols directly to its customers. Ecolab’s comprehensive menu of solutions includes:
●	Rain-X®, a high performance based line of cleaners
●	Blue Coral® liquid and solid cleaners
●	Conditioners and polishes
●	Drying agents
●	Black Magic® tire dressings
●	A full line of professional detail products

ECOLAB RECOGNITION AND AWARDS:
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For the fourth consecutive year, Ecolab was recognized by Ethisphere Institute as one of the “World’s Most Ethical Companies.” Rated on its best practices in business ethics, corporate social responsibility, anti-corruption and sustainability, Ecolab is proud to be among the companies included on this list.

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Ecolab ranked 26th on Newsweek’s Greenest Companies in America. The rankings graded America’s 500 largest publicly traded companies, as measured by revenue, market capitalization and number of employees, on their environmental performance, policies and reputation as environmentally responsible companies.

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Ecolab was one of 130 companies named to Forbes magazine’s 2010 “Global High Performers” list, which showcases companies whose growth and profitability stand out among 2,000 of the world’s largest public companies.

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Ecolab was included in the 2010 Carbon Disclosure Project’s “Carbon Disclosure Leadership Index,” a key component of CDP’s annual S&P 500 Report. The index highlights companies that have displayed the most professional approach to corporate governance with respect to climate change disclosure practices.

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Ecolab China received several awards in 2010, including the “Best Corporate Citizen for Driving Sustainability in China 2009–2010” at the first China Sustainability Leaders Symposium, and the “Top Food Safety Solution Provider” in China by Food Safety Magazine.

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For the second consecutive year, Ecolab was named to iSixSigma Magazine’s Best Places to Work for Six Sigma professionals for its training programs, compensation packages, rewards and recognition, employee satisfaction and overall Lean Six Sigma culture.

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Ecolab won the 2010 “100 Best Human Resource Management (HRM) Companies” award, sponsored by 51job Inc., the leading integrated human resources service provider in China, for its best practices in employee training, talent recruitment and retention, corporate culture and other aspects of HR management.

●	Selling Power magazine editors ranked Ecolab #8 on its “25 Best Manufacturing Companies to Sell For” list in 2010.

        ●      Ecolab received 100 percent on the Corporate Equality Index, which rates American workplaces on lesbian, gay, bisexual and transgender equality issues.
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A bronze medal in the Dr. Georg Triebe Innovation Awards in the sustainability and efficiency category for the 360° Explorer™ web-based cleaning management system, which saves commercial kitchens 20 percent or more in energy and water consumption.

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2010 German Packaging Award in the transport category from the German Packaging Institute for the ProTec 100 percent closed system cleaning, which reduces human exposure to concentrated liquids and cleans and refills empty 200-liter drums, conserving resources.

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An environmental stewardship award from the state of Oberösterreich for reducing the carbon footprint of hospital laundries. The award cited Ecolab’s success in saving water and energy through the innovative PERformance SMART system, which saves a million liters (more than 264,000 gallons), of water annually and reduces energy consumption by 13,000 kilowatts annually.

●	2010 Kitchen Innovations Award from the National Restaurant Association. In a single pass, the Scrub N Go® system delivers up to 63 percent time savings versus wet mopping.
●	The Twin Cities Chapter of the American Red Cross gave Ecolab its “Circle of Humanitarians Award” for the company’s earthquake relief efforts for Haiti and Chile.
●	CEO Doug Baker was recognized with the “2010 David A. Ness Start! Impact Award” by the American Heart Association’s 2010 Twin Cities Heart Walk for supporting its local “Start!” wellness initiative.
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Ecolab ranked 28th in Forbes magazine list of the “World’s Most Innovative Companies.” The rankings were based on an assessment of the company’s “innovation premium,”` which measures the premium the stock market gives a company for anticipated or expected innovation. Ecolab invests approximately $90 million annually in research, development and engineering and holds more than 3,700 patents globally.